# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gores Holdings IX, Inc., CIK 0001894630
CUSIP: 38287A101
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 6260 LOOKOUT ROAD, BOULDER, Colorado (CO), 80301
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001171843-24-006339
Filed by CIK 0001535845

## Reporting persons
- Healthcare of Ontario Pension Plan Trust Fund: type of reporting person: non-U.S. institution (FI); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Gores Holdings IX, Inc.
Address of issuer's principal executive offices: 6260 Lookout Road, Boulder, CO 80301

## Item 2. Person Filing
Name of person filing: Healthcare of Ontario Pension Plan Trust Fund ("HOOPP")
Address of principal business office or, if none, residence: 1 York Street, Suite 1900, Toronto, Ontario, Canada, M5J 0B6
Citizenship: Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on page 2.
Percent of class: See Item 11 on page 2.
Sole power to vote or to direct the vote: See Item 5 on page 2.
Shared power to vote or to direct the vote: See Item 6 on page 2.
Sole power to dispose or to direct the disposition: See Item 7 on page 2.
Shared power to dispose or to direct the disposition: See Item 8 on page 2.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Healthcare of Ontario Pension Plan Trust Fund: /s/ Abas Kanu, VP, HOOPP Compliance Officer (02/14/2025)